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[Letterhead of Seward & Kissel]

                      October 30, 2007

John Reynolds
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

  Star Bulk Carriers Corp. Amendment No. 5 to Registration Statement on Form F-4 Filed October 24, 2007 (File No. 333-141296)

  Star Maritime Acquisition Corp. Amendment No. 5 to Preliminary Proxy Statement on Schedule 14A Filed October 24, 2007 (File No. 1-32685)

Dear Mr. Reynolds:

        Star Bulk Carriers Corp. ("Star Bulk") has today filed via EDGAR its Registration Statement on Form F-1/F-4 (the "Filed Registration Statement") and Star Maritime Acquisition Corp. ("Star Maritime" and, together with Star Bulk, the "Companies") has also filed its amended Preliminary Proxy Statement on Schedule 14A (the "Filed Preliminary Proxy Statement"). The Filed Registration Statement relates to (i) the offering by Star Bulk of its common stock and warrants to shareholders of Star Maritime Acquisition Corp. in connection with a proposed merger between Star Bulk and Star Maritime, with Star Bulk as the surviving entity (the "Redomiciliation Merger"), and (ii) the registration by Star Bulk of its common stock for resale that it will issue to TMT Co., Ltd., in connection with the proposed purchase by Star Bulk of certain drybulk carriers. The Filed Preliminary Proxy Statement relates to a proposed special meeting of the shareholders of Star Maritime to consider and vote on the acquisition of the eight drybulk carriers and the Redomiciliation Merger.

        The Company filed its initial registration statement (the "Initial Registration Statement") and its initial preliminary proxy statement (the Initial Preliminary Proxy Statement") with the staff of the Securities and Exchange Commission (the "Staff") on March 14, 2007. By letter dated April 12, 2007, the Staff provided comments to both the Initial Registration Statement and the Initial Preliminary Proxy Statement. The Companies filed their revised registration statement and revised preliminary proxy statement (collectively, "Amendment No. 1") on May 24, 2007. The Staff provided comments to Amendment No. 1 by letter dated June 27, 2007. The Companies filed their further revised registration statement and revised preliminary proxy statement (collectively, "Amendment No. 2") on July 19, 2007. The Staff provided comments to Amendment No. 2 by letter dated August 15, 2007. The Companies filed their further revised registration statement and revised preliminary proxy statement (collectively, "Amendment No. 3") on August 31, 2007. The Staff provided comments to Amendment No. 3 by letter dated September 27, 2007. The Companies filed their further revised registration statement and revised preliminary proxy statement (collectively, "Amendment No. 4") on October 12, 2007. The Companies filed their further revised registration statement and revised preliminary proxy statement (collectively, "Amendment No. 5") on October 25, 2007. The Staff provided comments to Amendment No. 4 by letter dated October 25, 2007 (the "October 25 Comment Letter"). The Companies filed their further revised registration statement and revised preliminary proxy statement (collectively, "Amendment No. 6") on October 26, 2007. The Staff provided comments to Amendment No. 5 by letter dated October 26, 2007 (the "October 26 Comment Letter").

        On behalf of the Company, we provide the following documents:

  (1)
  Six copies of the Filed Registration Statement; and

  (2)
  Five marked copies of the Filed Registration Statement, marked to show changes from Amendment No. 6.

        This letter responds to the October 26 Comment Letter. The following numbered paragraphs correspond to the numbered paragraphs in the October 26 Comment Letter. References to page numbers in the responses below are to the marked copy of the Filed Registration Statement.

Pro Forma Balance Sheet, page 21

  1.
  Please tell us why no portion of the purchase price of the vessels will be allocated to the five time charters that have been were procured by TMT for Star prior to delivery of the vessels.

        The Companies respectfully refer the Staff to the Companies' response to comment 5 that was contained in the Companies' response letter dated October 26, 2007. For the Staff's reference, the text of the response is reproduced below:

        "In response to the Staff's comment, Star Maritime has revised footnote (c) on page 24 by adding the following disclosure to indicate how the purchase price will be allocated to the five time charters that were procured by TMT for Star Bulk upon delivery of the vessels in accordance with the industry practice:

        "The total purchase price will be allocated to the acquired vessels and to the outstanding time charter agreements by separately measuring such tangible and intangible assets acquired. Existing charter rates will be compared to market rates for equivalent time charters prevailing at the time the foregoing vessels are delivered. The present values representing the fair value of the above or below market time charters will be recorded as an intangible asset or liability, respectively."

        The Companies advise the Staff supplementally that they believe that allocating a portion of the purchase price to the charters at the time of the filing of the Registration Statement would not be meaningful or useful to investors because the prevailing market rates for equivalent charters are likely to continue to fluctuate in the future and a liability recorded based on current equivalent market rates may change to an asset when the vessels are subsequently delivered.

Statements of Revenue and Direct Expenses, pages F-30 to F-54

2.
Please clarify the revenue recognition policy for the vessels to be acquired. It appears that the daily charter hire rate times the number of days under charter, as stated in the notes to the financial statements of each vessel, would more closely match the revenue recognized in the statements of revenues and direct operating expenses. For example: the daily charter hire rate of $32,500 disclosed on page F-53 for the "J Duckling", for 45 days from May 16 to June 30, 2007, does not approximate the $1,563,996 revenue recognized.

        The Companies advise the Staff supplementally that revenue is affected by a number of factors, including lost revenue due to unforeseen repairs and normal repairs and maintenance, commission discounts, vessel fuel charged to its customer as revenue and revenue recognized as a result of the resolution of disputes as discussed below. In response to the Staff's comment, the Companies have enhanced the disclosure on pages F-33, F-38, F-43, F-48 and F-53.

        Revenue that each company recognizes is primarily driven by the daily charterhire rate as specified in the agreement with its customer times the number of sailing days. However, revenue is also affected by a number of factors as discussed below:

  (1)
  Lost revenue due to unforeseen repairs and normal repairs and maintenance—As disclosed on page F-34, in May 2007, the Disposed Asset of A Duckling collided with another ship in May 2007 and the repairs to the Disposed Asset were completed as of June 30, 2007. In addition, each Company will not generate revenue during off-hire days that the vessel spends undergoing repairs, maintenance and upgrade work depending on the condition and specifications of the vessel. As a result, A Duckling, I Duckling and F Duckling had lost revenues of approximately $3,420,000, $30,000 and $52,000, respectively.

  (2)
  Commission discounts—A Ducking, G Ducking, I Ducking and J Ducking offer commission discounts to their customers and discounts amounted to approximately $476,000, $182,000, $193,000 and $62,000, respectively. Discounts are based on a specified percent of revenue and the customers pay the companies net of discounts. Revenue recognized and amounts reported in the Statements of Revenue and Direct Operating Expenses are net of the discounts in accordance with Emerging Issues Task Force Issue ("EITF") No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)."

  (3)
  Vessel fuel charged to its customer as revenue—Each company charges its customer vessel fuel, or bunkers, if any, when delivering the vessel to its charterer. Revenue recognized and amounts reported in the Statements of Revenue and Direct Operating Expenses are on a gross basis with regard to the bunkers in accordance with EITF No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." A Duckling had revenue related to bunkers in the amount of $136,000.

  (4)
  Revenue recognized as a result of the resolution of disputes—Revenue related to a dispute over the charterhire rate from the previous time charter arrangement is recognized when the dispute is resolved and money is received from the customer. Accordingly, G Duckling and J Duckling recognized revenues in the amounts of $86,000 and $131,000, respectively.

        If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Robert E. Lustrin at (212) 574-1420 or Christine Westbrook at (212) 574-1371.

Very truly yours,
SEWARD & KISSEL LLP
By:	/s/ GARY J. WOLFE Gary J. Wolfe
cc:	Padip Bhaumik, Esq. Pamela Howell, Esq. James Lopez, Esq. Ms. Tia Jenkins Ms. Maureen Bauer

Enclosures

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